                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2000

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  0-24900

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     INTERLOGIX, INC. 401(k) RETIREMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                INTERLOGIX, INC.
                         114 West 7th Street, Suite 1300
                               Austin, Texas 78701

                     INTERLOGIX, INC. 401(k) RETIREMENT PLAN


                                      INDEX


                                                                                                                     Page
                                                                                                                     ----
Report of Independent Public Accountants                                                                               2

Financial Statements-
   Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999                                    3
   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000                      4

Notes to Financial Statements                                                                                          5

Supplemental Schedule-
   Schedule of Assets (Held at End of Year) as of December 31, 2000                                                    9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Administrator of
Interlogix, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Interlogix, Inc. 401(k) Retirement Plan (the Plan) (previously SLC Technologies, Inc. 401(k) Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. In our report dated September 29, 2000, we expressed a disclaimer of opinion on the statement of net assets available for benefits as of December 31, 1999 (the 1999 financial statement), because the administrator, as permitted by the Department of Labor's Rules and Regulations, instructed us not to audit the information certified by the trustee. This report on the 1999 financial statement reflects having performed sufficient audit procedures to render an opinion on the 1999 financial statement. Accordingly, our present opinion on the 1999 financial statement, as presented herein, is unqualified. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974, as amended (ERISA). The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP
ARTHUR ANDERSEN LLP


Austin, Texas
June 22, 2001

                     INTERLOGIX, INC. 401(k) RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999



                                                              2000             1999
                                                          -------------   -------------
ASSETS:
   Investments, at fair value                             $  40,158,901   $  22,629,583
   Receivables-
     Due from broker for securities sold                     10,464,932      17,112,170
     Participant contributions                                  455,064          72,373
     Company contributions                                      259,500          23,145
                                                          -------------   -------------

                                       Total assets          51,338,397      39,837,271
                                                          -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS                         $  51,338,397   $  39,837,271
                                                          =============   =============



   The accompanying notes are an integral part of these financial statements.

                     INTERLOGIX, INC. 401(k) RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000


ADDITIONS:
   Additions to net assets attributed to-
     Interest                                                       $     132,515
     Net appreciation of common stock                                       3,033
     Contributions-
       Participant                                                      4,427,667
       Participant rollovers                                              664,661
       Company                                                          1,506,975
     Transfers from affiliated plans                                   13,107,782
                                                                    -------------

                                           Total additions             19,842,633
                                                                    -------------

DEDUCTIONS:
   Deductions from net assets attributed to-
     Net loss from mutual funds                                         3,549,853
     Benefits paid                                                      4,791,654
                                                                    -------------

                                           Total deductions             8,341,507
                                                                    -------------

NET INCREASE                                                           11,501,126

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                   39,837,271
                                                                    -------------

   End of year                                                      $  51,338,397
                                                                    =============



   The accompanying notes are an integral part of these financial statements.

                     INTERLOGIX, INC. 401(k) RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS



1.  DESCRIPTION OF PLAN:

The following description of the Interlogix, Inc. 401(k) Retirement Plan (the
Plan), sponsored by Interlogix, Inc. (the Company), is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

General

On May 2, 2000, the Plan sponsor, SLC Technologies, Inc., merged with ITI Technologies, Inc. (ITI), and the combined company was renamed Interlogix, Inc. Effective July 1, 2000, the Plan was amended to reflect the Plan sponsor as Interlogix, Inc., and effective September 1, 2000, the Plan was amended and renamed the Interlogix, Inc. 401(k) Retirement Plan (previously the SLC Technologies, Inc. 401(k) Plan). Effective December 31, 2000, the Interactive Technologies, Inc. 401(k) Investment Plan was merged into the Plan (the ITI Plan merger), and the Caddx Controls, Inc. 401(k) Profit Sharing Plan was also merged into the Plan. All balances in participant-directed funds were liquidated as of December 31, 2000, and then merged into similar investment options within the Plan. Balances invested in nonparticipant-directed funds, participant loans and ITI/Interlogix, Inc. common stock were transferred in-kind to the Plan.

The Plan is a defined contribution plan established by SLC Technologies, Inc., on January 1, 1987. Any employee of the Company who has attained the age of 21 is eligible to participate in the Plan on the first day of the month after the employee's three-month anniversary. The Plan is governed by the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company has entered into an agreement with New York Life Trust Company (NYL) who acts as the trustee and record keeper of the Plan's assets.

Contributions

Each year, participants may contribute from 1 percent to 20 percent of their pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Matching contributions by the Company for the benefit of participants are discretionary. For 2000 and 1999, Company matching contributions were equal to 50 percent of each participant's contributions, up to 6 percent. The Company also has the option to make a discretionary profit-sharing contribution to the Plan, which is allocated to participants based on the participants' relative compensation as defined by the Plan. During 2000 and 1999, the Company did not make a discretionary profit-sharing contribution to the Plan.

Participant Accounts

Participants direct the investment of their contributions among mutual funds, a money market fund and Interlogix common stock. The allocation of a participant's contributions to these investment funds is selected by the participant and may be changed daily. Each participant's account is credited with the participant's contributions and share of Company matching contributions, if any. Allocation of investment income is based on the value of the participant's account at the close of each day.

Nonparticipant-directed investments consist of investments in guaranteed insurance contracts and money market instruments and represent investments that were transferred to the Plan in conjunction with the ITI Plan merger.

Vesting

Participants are vested immediately in their contributions, including Company contributions and related net investment earnings. Balances transferred prior to 2000 into the Plan from the Airtech Corporation Employee Stock Ownership Plan vest as follows:

        Years of Service                   Vested Percentage
        ----------------                   -----------------
            Less than 3 years                     0%
      3 years but less than 4                    20
      4 years but less than 5                    40
      5 years but less than 6                    60
      6 years but less than 7                    80
      7 years and thereafter                    100

Participant Loans

A participant may borrow from his or her fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's account balance reduced by the highest outstanding loan balance in the participant's account during the prior 12-month period. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Interest rates range from 8.75 percent to 10.5 percent on loans outstanding at December 31, 2000 and 1999, respectively. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

Distributions to participants may be made upon death, retirement or termination of employment. Participants may elect payment in a lump sum or in the form of an annuity as described in the Plan document. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan document. Participant benefit payments may be subject to federal income tax.

Reclassification

Certain reclassifications have been made to the 1999 financial statement presentation to conform to current-year presentation.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Plan's guaranteed insurance contracts are not fully benefit-responsive and are valued at fair value, which approximates contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The average yield and crediting rates ranged from 4.0 percent to 5.4 percent during 2000.

Net Depreciation of Common Stock
and Net Loss From Mutual Funds

In the statement of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Plan Expenses

The Company pays all Plan administrative expenses.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in mutual funds, a money market fund and Interlogix, Inc., common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

3.  INVESTMENTS:

The following investments represent 5 percent or more of the Plan's net assets:

                                                          December 31
                                                 ------------------------------
                                                     2000             1999
                                                 -------------    -------------
MainStay Money Market Fund                       $   3,368,957    $   3,529,446
MainStay Indexed Equity Fund                         2,189,247*       2,266,206
Dodge and Cox Balance Fund                           4,672,890          680,066*
American Century Equity Growth Fund                  8,391,066       10,745,634
Janus Fund                                          10,685,212               --
Janus Overseas Fund                                  3,707,306        2,187,367

----------

* Does not exceed 5 percent of net assets available but is shown for comparative purposes only.

4.  NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets as of December 31, 2000, and change in net assets for the year then ended relating to the nonparticipant-directed investments is as follows:


Guaranteed insurance contracts                   $    842,553
Money market funds                                    211,319
                                                 ------------

                                                 $  1,053,872
                                                 ============

Transfer from affiliated plan                    $  1,053,872
                                                 ============

Net change                                       $  1,053,872
                                                 ============

5.  TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated August 16, 1995, that the Plan and related trust are designed in accordance with application sections of the Internal Revenue Code (the IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.  PARTY-IN-INTEREST TRANSACTIONS:

Certain Plan investments are shares of mutual funds and a money market fund managed by the trustee and shares of common stock of the Company. Transactions in these investments qualify as party-in-interest transactions.

7.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

                                                                      SCHEDULE

                     INTERLOGIX, INC. 401(K) RETIREMENT PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000



                                                                                                                         Current
    Identity of Issue                                Description of Investment                            Cost            Value
    -----------------                                -------------------------                          --------      ------------
Interlogix, Inc.*                                  Interlogix, Inc., common stock                        $    **      $  1,102,809
New York Life Funds-
   New York Life Trust Company*                    Mainstay Money Market Fund                                 **         3,368,957
   New York Life Trust Company*                    Mainstay High Yield Corporate Bond Fund                    **         1,632,778
   New York Life Trust Company*                    Mainstay Indexed Equity Fund                               **         2,189,247
Dodge & Cox                                        Dodge & Cox Balanced Fund                                  **         4,672,890
American Century                                   American Century Equity Growth Fund                        **         8,391,066
PIMCO Funds                                        PIMCO Total Return Fund                                    **         1,085,659
PIMCO Funds                                        PIMCO Small Cap Value Fund                                 **           470,574
Franklin Group of Funds                            Franklin Small Cap Growth Fund                             **            27,259
Janus                                              Janus Fund                                                 **        10,685,212
Janus                                              Janus Overseas Fund                                        **         3,707,306
The Vanguard Group                                 Vanguard Money Market Fund                            211,319           211,319
Guaranteed insurance contracts-

   American Life and Casualty Insurance Company    American Life and Casualty Insurance Company
                                                     Guaranteed Insurance Contract, #ON890313,
                                                     4.0%, maturing April 1, 2019                         95,330            95,330

   Bradford National Life Insurance Company        Bradford National Life Insurance Company
                                                     Guaranteed Insurance Contract, #90002645,
                                                     5.0%, maturing January 28, 2044                     173,932           173,932

   Massachusetts General Life Insurance Company    Massachusetts General Life Insurance Company
                                                     Guaranteed Insurance Contract, #10GA001586,
                                                     5.4%, maturing January 29, 2015                     224,738           224,738

   Massachusetts General Life Insurance Company    Massachusetts General Life Insurance Company
                                                     Guaranteed Insurance Contract, #10GA009835,
                                                     4.0%, maturing March 23, 2022                       133,892           133,892

   Massachusetts General Life Insurance Company    Massachusetts General Life Insurance Company
                                                     Guaranteed Insurance Contract, #10GA006548,
                                                     4.0%, maturing January 29, 2014                     214,661           214,661

Interlogix, Inc. 401(k) Retirement Plan            Participant loans at interest rates from
                                                     8.75% to 10.5%                                           **         1,771,272
                                                                                                                      -------------

                      Total investments                                                                               $ 40,158,901
                                                                                                                      =============



*    Denotes party in interest.

**   Cost omitted for participant-directed investments.

                                    SIGNATURE



Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                   INTERLOGIX, INC. 401(k) RETIREMENT PLAN





                                   By /s/ RICHARD W. FALCONER
                                     ------------------------------------------
                                     Richard W. Falconer
                                     Member of Administrative Committee




Date:  June 29, 2001

                                 EXHIBIT INDEX



EXHIBIT
NUMBER                        DESCRIPTION
-------                       -----------
 23.1                         Consent of Independent Public Accoutants